ASIA8, INC.

2465 WEST 12TH STREET, SUITE 2

TEMPE, ARIZONA 85281

September 11, 2009

Jennifer Hardy, Esq.

Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:     Asia8, Inc.

     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed April 1, 2009
     File no. 000-27735

Dear Ms. Hardy:

Thank you for your comments dated June 30, 2009, received September 1, 2009, related to our disclosure for Asia8, Inc. (“Company”) on Form 10-K for the fiscal year ended December 31, 2008, filed on April 1, 2009. We do hereby submit this response letter in connection with your comments. Please direct copies of all responses and any additional comments to the following address and facsimile number or email address:

     Ruairidh Campbell, Esq.
     Orsa & Company

     600 Westwood Terrace

Austin,     Texas 78746

     Telephone: (512) 462-3327
     Facsimile: (512) 462-3328
     Email: ruairidhcampbell@msn.com

The following are our detailed responses to your comments.

General

1.

We note from disclosure on pages 3 and 5 that you sell boats and mobile house products in the Middle East. Iran, Syria and Sudan, countries generally understood to be included in references to the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Sudan and Syria other than WWA Group, Inc. We also note that your code of conduct filed as an exhibit to a Form 8-K on October 3, 2007 discusses that employees and directors must be conscious of any sales to state sponsors of terrorism but not that this discussion specifically states that it relates to operations of a branch of your primary subsidiary (which we presume to be WWA Group), and does not discuss your direct sales of products. In addition, we note under your Plan of Operation disclosure in your first quarter 2007 Form 10-QSB that in discussing market growth prospects, you cite MEED Projects, which tracks projects in the Gulf Cooperation Council, Iran and Iraq.

Please describe to us the nature and extent of your past, current and anticipated contacts with Iran, Syria and Sudan, if any, whether through subsidiaries, resellers, retailers, distributors or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to those countries, any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response

We write to advise that the Company has no past, current or anticipated contacts with Iran, Syria and Sudan in relation to any of our business operations which are limited solely to distribution rights for certain products in defined territories for varying durations:

•	Unic Cranes, manufactured in Japan, for distribution only in the United Arab Emirates in 2007 and 2008. The Company has since relinquished distribution rights for this product.

•	Renhe mobile shelter systems, re-branded by the Company as “Wing Houses”, manufactured in China, for distribution in the United Arab Emirates, Qatar, Saudi Arabia, Bahrain, Kuwait, and Oman only from 2007 to date.

•	Atomix boats, manufactured in New Zealand, for distribution in the United Arab Emirates in 2007 and 2008. The Company has since relinquished distribution rights for this product.

•	Trident 3-wheeled natural gas powered vehicles, manufactured in China, for distribution in the United Arab Emirates and nineteen other countries, none of which were countries identified by the State Department as state sponsors of terrorism. Asia8 was involved in marketing the Trident vehicle in 2007 and has since relinquished distribution rights for this product.

2.

You state on page 10 of the 10-K that since May of 2007, WWA Group has enforced a policy of prohibiting sales to persons or companies that register to bid using addresses in Iran, Sudan or Syria. However, paragraph 7 of the Code of Conduct filed as an exhibit to your Form 8-K, 2007 states that the licensed branch of your primary subsidiary operating in the Jebel Ali Free Zone, Dubai, U.A.E. sells equipment “as is where is,” to the highest bidder. We assume this subsidiary is WWA Group. Please clarify how sales to the highest bidder are consistent with a policy of prohibiting sales to persons or companies that register using an address in Iran, Sudan or Syria.

Response

The Company’s Code of Conduct is followed in accordance with U.S. laws and regulations. The subsidiary of WWA Group that sells equipment at auction to the highest bidder at its site in Dubai will not register anyone as a bidder that has an address in any country identified by the U.S. Government as a state sponsor of terrorism. All bidders that are registered to bid in these auctions are required to sign a bidder agreement that attests that any equipment purchased at auction is not destined for any country identified by the U.S. Government as a state sponsor of terrorism. The Company’s policy in this regard is consistent with its Code of Conduct.

In connection with the Company’s response to these comments, we confirm the following:

•	the Company is responsible for the adequacy and accuracy in its filings;

•	staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions, please contact us.

Sincerely,

/s/ Eric Montandon

Eric Montandon

Chief Executive Officer

3